March 1, 2012

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Patrick Gilmore, Accounting Branch Chief

Re:                             Logitech International S.A.

Form 10-K for the Fiscal Year ended March 31, 2011

Filed May 27, 2011

File No. 000-29174

Dear Mr. Gilmore:

We have received your comment letter dated February 14, 2012 with respect to the above-referenced filing (the “Form 10-K”) made by Logitech International S.A. (“Logitech”). The following represents our response to your comments. For your ease of reference, we have included your original comments below and have provided our responses after the comments.

Form 10-K for the Fiscal Year Ended March 31, 2011

Schedule II — Valuation and Qualifying Accounts

Staff Comment No. 1:

We note your response to the first bullet in prior comment 1 indicates that there [were] no changes to existing programs or replacement of existing programs with new programs. Rather, during 2010 you increased the use of certain existing programs and decreased the use of other existing programs. While this would explain variation in the reserve balances between 2009 and 2010, it does not appear to explain why a reclassification within the 2009 balances is appropriate. In this regard, it is unclear to us how the nature and goals of the incentives offered in 2009 would be changed by the increased or decreased usage of certain existing programs in 2010. Please advise.

Response to Comment No. 1:

Starting in fiscal year 2007, we began reporting our revenue-related reserves in Schedule II, Valuation and Qualifying Accounts. At that time, we decided on four categories which we used to group the various accounts for revenue-related reserves. The categories we used were (1) cooperative marketing arrangements, (2) customer incentive programs, (3) reserve for sales returns, and (4) price protection. At the end of fiscal year 2010, we reviewed how we grouped our various revenue-related reserve accounts in the four categories presented on Schedule II, and determined that it was more informative to group some of the accounts differently.

As an example, certain programs originally presented as cooperative marketing were regrouped from the cooperative marketing category to the customer incentives category. The re-grouped programs had been more heavily used as a percentage of sales, and were gradually moved, starting in late fiscal year 2009 and early 2010, to incent certain types of customer sales behavior, rather than just give customers a percentage of sales. By the end of fiscal year 2010, these incentive programs were used primarily to incent customer sales behavior, and we believed it was more appropriate to classify these programs on Schedule II as customer incentives rather than cooperative marketing programs. As a result of this change, the prior year amounts were reclassified to conform to the current year presentation. The revised presentation did not result from changes in the methods of estimating reserves, changes in application of generally accepted accounting principles, or corrections of errors. The regrouping was prompted by our desire to present the reserves related to these programs in four major categories that better fit our Revenue Recognition descriptions in the Critical Accounting Estimates and the Notes to the Financial Statements.

Staff Comment No. 2:

Considering your reclassification of reserves did not appear to result [in] any additional charges or reversals of charges in your statements of operations, please clarify whether all of the shifts in various programs occurred during the same quarter and tell us the quarter that the shifts occurred.

Response to Comment No. 2:

We revised the groupings at the end of fiscal year 2010. The shifts in programs occurred gradually throughout late fiscal year 2009 and fiscal year 2010. This reclassification was intended to improve presentation, and did not result from changes in estimates, changes in application of accounting principles, or corrections of errors.

Staff Comment No. 3:

We note that your response to the second bullet in prior comment 1 indicates that you “created” a pricing programs category in 2010 and then reclassified certain amounts from other categories into this new category. However, we note the “price protection” category included in your fiscal year 2009 Form 10-K that appears to be replaced in the fiscal 2010 Form 10-K with a category labeled “pricing programs.” Please clarify whether the former “price protection” category was renamed and expanded to include pricing programs that are separate from price protection programs.

Response to Comment No. 3:

We confirm that the former “price protection” category was renamed and expanded to include pricing programs that are separate from price protection programs.

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Please feel free to contact the undersigned at (510) 795-8500 should you have any questions or comments to this response.

Very truly yours,

/s/ Erik K. Bardman
Erik K. Bardman
Senior Vice President, Finance and
Chief Financial Officer

cc:                                Jaime John, Staff Accountant, Division of Corporation Finance, SEC

Katherine Wray, Staff Attorney, Division of Corporation Finance, SEC

Audit Committee, Logitech International S.A.

Guerrino De Luca, Chairman, Acting President and CEO, Logitech International S.A.

Steven Bernard, Wilson Sonsini Goodrich & Rosati P.C.

Cory J. Starr, PricewaterhouseCoopers LLP